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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                    FORM 6-K


  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                          SECURITIES EXCHANGE ACT OF 1934


For the month of April        30, 2004.
                          -------    --

Commission File Number
                        ----------------


                          DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
                   (Translation of registrant's name into English)


     3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
------------------------------------------------------------------------------
                      (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F /x/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                               --------

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                --------

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES / / No /x/

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-             .
                                      ------------


                                    SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    DOMAN INDUSTRIES LIMITED
                                              --------------------------------
                                                         (Registrant)


Date        April 30, 2004                 By      /s/ Philip G. Hosier
     --------------------------------         --------------------------------
                                                        (Signature)*
                                                      Philip G. Hosier
---------------------                               Vice President, Finance
* Print the name and title under the signature of the signing officer


                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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                                            DOMAN INDUSTRIES LIMITED
                       [GRAPHIC OMITTED]    435 TRUNK ROAD
                                            DUNCAN, BRITISH COLUMBIA
                                            CANADA V9L 2P9

                                            TELEPHONE:   (250) 748-3711
                                            fACSIMILE:   (250) 748-6045

                              N E W S  R E L E A S E

                            DOMAN INDUSTRIES LIMITED


FOR IMMEDIATE RELEASE

APRIL 29, 2004 - DUNCAN, BRITISH COLUMBIA - Doman Industries Limited announces that KPMG Inc., the Monitor appointed by the Supreme Court of British Columbia under the COMPANIES CREDITORS ARRANGEMENT ACT ("CCAA") has filed with the Court its report for the period ended April 28, 2004. The Monitor's report, a copy of which may be obtained by accessing the Company's website (www.domans.com) or the Monitor's website (www.kpmg.ca/doman), contains selected unaudited financial information and includes preliminary information for the first quarter of 2004.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:            P.G. HOSIER (604) 665-6231.

                                            DOMAN INDUSTRIES LIMITED
                       [GRAPHIC OMITTED]    435 TRUNK ROAD
                                            DUNCAN, BRITISH COLUMBIA
                                            CANADA V9L 2P9

                                            TELEPHONE:   (250) 748-3711
                                            fACSIMILE:   (250) 748-6045

                              N E W S  R E L E A S E

                            DOMAN INDUSTRIES LIMITED


FOR IMMEDIATE RELEASE

APRIL 30, 2004 - DUNCAN, BRITISH COLUMBIA - Doman Industries Limited (the "Company") announced today that the Supreme Court of British Columbia issued an order (the "Meeting Order"), in connection with proceedings under the COMPANIES CREDITORS' ARRANGEMENT ACT, authorizing the filing of a Plan of Compromise and Arrangement (the "Plan") and directing the Company to hold a meeting of its unsecured creditors on June 7, 2004. The Meeting Order also directs the manner in which the Meeting Order, the Plan, the Information Circular and other related material (the "Meeting Material") is to be disseminated to the Company's affected creditors and others. The Meeting Material is to be sent to affected creditors no later than May 11, 2004. It is expected that if the affected creditors approve the Plan, the application for the Sanction Order approving the Plan will be heard on June 11, 2004.

As announced on April 26, 2003, the Plan resulted from negotiations with certain unsecured noteholders (the "Unsecured Noteholder Group"). The essential features of the Plan include:

o The pulp and solid wood assets of Doman would be separated into two new corporate groups; Lumberco, which would hold the lumber assets of Doman, and Pulpco, a wholly owned subsidiary of Lumberco, which would hold the pulp assets (other than Port Alice) of Doman. Lumberco will take over from Doman as the public parent company.

o The unsecured indebtedness of Doman and its subsidiaries, including its pre-filing trade debt, will be compromised and converted to 75% of the equity of Lumberco, subject to cash elections.

o The indebtedness of Doman held by secured noteholders will be refinanced in full through a combination of an offering of warrants to the unsecured creditors and a private placement to Tricap, certain funds for which Merrill Lynch Investment Managers or its affiliate acts as investment adviser, Quadrangle and Amaranth (the "Standby Purchasers") in consideration for the issuance of new secured bonds and the remaining 25% of Lumberco equity to the Standby Purchasers and those creditors who exercise the warrants.

o Post restructuring, Lumberco is expected to have no debt other than the new secured bonds, a working capital facility of up to $100 million and certain intercorporate debt.

o Existing Shareholders of Doman will not be entitled to any distributions or other compensation under the Plan and will have no entitlement to vote on the Plan, except that they will be granted three tranches of non-transferable warrants to purchase up to 10% of the shares of Lumberco on the terms described in our press release issued on April 26, 2004. As noted in that press release, the warrants would have a five year term. However, the term requiring the warrants to expire upon any amalgamation or similar business combination that results in the shareholders of Lumberco owning less than 80% of the issued and outstanding equity shares of the continuing entity has been amended to apply on or after the first anniversary of the Plan implementation.

In addition to Creditor and Court Approval, there are several conditions precedent to implementation of the Plan related to regulatory and governmental approvals or enactments. The Board of Directors of Doman has approved the Plan.

A copy of the Meeting Order, Plan and related documents may be obtained by accessing the Company's website at (www.Domans.com).

As previously announced, the April 6, 2004 Court order does not preclude the Company from seeking purchasers for Port Alice. The Company's efforts to identify a purchaser for Port Alice are continuing.


ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.


FOR FURTHER INFORMATION CONTACT:    MICHAEL FITCH 604 631 4779 OR RICK DOMAN
250 748 3711